                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             NORTH BANCSHARES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  657467-10-6
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                                 (CUSIP Number)

                               Jeffrey Rubenstein
                               Much Shelist Freed
                       200 N. LaSalle Street, Suite 2100
                            Chicago, Illinois 60601
                                 (312) 346-3100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 19, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 657467-10-6
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Emerald Investments Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        -0-

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

CUSIP NO. 657467-10-6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    DH2, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        -0-

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

CUSIP NO.  657467-10-6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Gary Hokin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        -0-

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

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

CUSIP NO. 657467-10-6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Rob Rubin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        -0-

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         -0-

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

ITEM 1.    SECURITY AND ISSUER.

           The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of North Bancshares, Inc. (the "Issuer") whose principal executive offices are 100 W. North Ave., Chicago, Illinois 60610. This statement terminates the Schedule 13D filed on May 3, 2002, and amended January 27, 2003 and August 21, 2003, which related solely to the purchase of shares of Common Stock by Emerald Investments Limited Partnership ("Emerald"). Although the reporting persons may file this statement on Schedule 13G, they have elected to file on Schedule 13D. Such election is not a waiver of their rights to utilize Schedule 13G at a later date.

ITEM 2.    IDENTITY AND BACKGROUND.

           The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

                  Name:                              Emerald Investments Limited Partnership
                  State of Organization:             Illinois
                  Principal business:                General investing activities
                  Address:                           500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  General Partner:                   DH2, Inc. (see below)

                  Name:                              DH2, Inc.
                  State of Incorporation:            Illinois
                  Principal business:                General investing activities
                  Address:                           500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  Directors:                         Gary Hokin (see below)
                  Officers:                          Gary Hokin (President); Rob Rubin (Managing Director)

                  Name:                              Gary Hokin
                  Business address:                  500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  Principal Occupation:              President of DH2, Inc.
                  Employer:                          DH2, Inc.
                  Employer principal business:       General investing activities
                  Address of employer:               500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  Citizenship:                       United States

                  Name:                              Rob Rubin
                  Business address:                  500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  Principal Occupation:              Managing Director of DH2, Inc.
                  Employer:                          DH2, Inc.
                  Employer principal business:       General investing activities
                  Address of employer:               500 Skokie Blvd., Suite 310, Northbrook, Illinois 60062
                  Citizenship:                       United States

           During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Not applicable.


ITEM 4.    PURPOSE OF TRANSACTION.

           Not applicable.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Not applicable.

           (b) Not applicable.

           (c) Emerald distributed all 110,471 shares of Common Stock beneficially owned by it, including 26,613 shares received in a distribution from its wholly-owned subsidiary, Sterlingworth, LLC, to certain of its partners on November 19, 2003.

           (d) Not applicable.

           (e) Emerald ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock as of November 19, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than the agreement attached as Exhibit (2) to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Written agreement relating to the filing of joint acquisition by
Section 240.13d-1(k). *Previously filed as Exhibit (2) to Schedule 13D filed May 3, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2003               EMERALD INVESTMENTS LIMITED PARTNERSHIP

                                       By:      DH2, INC., general partner


                                       By:      /s/ Rob Rubin
                                          -------------------------------------
                                             Rob Rubin, Managing Director



Date:  November 24, 2003               DH2, INC.



                                       By:      /s/ Rob Rubin
                                          -------------------------------------
                                             Rob Rubin, Managing Director




Date:  November 24, 2003                        /s/ Gary Hokin
                                       ----------------------------------------
                                                Gary Hokin



Date:  November 24, 2003                        /s/ Rob Rubin
                                       ----------------------------------------
                                                Rob Rubin